Exhibit 99.1
ROGERS COMMUNICATIONS REPORTS FOURTH QUARTER 2024 RESULTS; ANNOUNCES 2025 FINANCIAL GUIDANCE
Rogers tops $20 billion in annual revenue in 2024 as more Canadians choose Rogers Wireless and Internet than any other carrier in Canada
•Led all Canadian carriers with combined mobile phone and Internet net additions of 623,000 in 2024
•Delivered service revenue growth of 7% and adjusted EBITDA growth of 12%; over $3 billion in free cash flow1 and $4 billion in capital expenditures in Canadian economy in 2024

Q4 caps our third straight year of delivering industry-leading financial and operating performance led by continued disciplined loading and efficiency gains
•Wireless service revenue up 2% and adjusted EBITDA up 6%
•Net postpaid and prepaid phone additions of 95,000
•Margin up 250 basis points to 66%; blended ARPU stable at $58
•Postpaid mobile phone churn of 1.53%, a 14 basis point improvement over last year
•Cable revenue improves to slightly positive growth; adjusted EBITDA up 5%
•Retail Internet net adds of 26,000, up 30%
•Margin up 290 basis points to 59%
•Media revenue up 10%
•Adjusted EBITDA $53 million compared to $4 million last year
•Consolidated total service revenue up 2%; adjusted EBITDA up 9%
•Consolidated margin of 46%, up 250 basis points
•Capital expenditures of $1 billion; free cash flow1 of $878 million, up 7%
•Debt leverage ratio1 of 4.5x; work continues on prospective $7 billion structured equity investment

Rogers' network leadership continues
•Substantially completed our 5G network build along the Highway of Tears in BC
•Trialed cloud-based network technology as an additional layer of mobile network resilience with Nokia and AWS - a global first
•Carried record amounts of mobile data at Taylor Swift concerts

Provides 2025 outlook; anticipates single-digit total service revenue and adjusted EBITDA growth, strong free cash flow, and continued network investments and expansion across all regions in Canada
•Total service revenue growth of 0% to 3%; adjusted EBITDA growth of 0% to 3%; capital expenditures of $3.8 billion to $4.0 billion; and free cash flow of $3.0 billion to $3.2 billion

TORONTO (January 30, 2025) - Rogers Communications Inc. (TSX: RCI.A and RCI.B; NYSE: RCI) today announced its unaudited financial and operating results for the fourth quarter ended December 31, 2024.

"The fourth quarter caps three straight years of industry-leading results," said Tony Staffieri, President and CEO. "I'm proud of our team and their disciplined execution in a very competitive market. As I look to the year ahead, our 2025 outlook reflects continued growth, strong free cash flow, and investment in our core businesses."

Rogers Communications Inc.	1	Fourth Quarter 2024

Consolidated Financial Highlights

(In millions of Canadian dollars, except per share amounts, unaudited)	Three months ended December 31			Twelve months ended December 31
	2024	2023	% Chg	2024	2023	% Chg

Total revenue	5,481	5,335	3	20,604	19,308	7
Total service revenue	4,543	4,470	2	18,066	16,845	7
Adjusted EBITDA [1]	2,533	2,329	9	9,617	8,581	12
Net income	558	328	70	1,734	849	104
Adjusted net income [1]	794	630	26	2,719	2,406	13

Diluted earnings per share	$1.02	$0.62	65	$3.20	$1.62	98
Adjusted diluted earnings per share [1]	$1.46	$1.19	23	$5.04	$4.59	10

Cash provided by operating activities	1,135	1,379	(18)	5,680	5,221	9
Free cash flow [1]	878	823	7	3,045	2,414	26

Quarterly Financial Highlights

Revenue
Total revenue and total service revenue increased by 3% and 2%, respectively, this quarter, driven by revenue growth in our Wireless and Media businesses and by stabilized revenue in our Cable business.

Wireless service revenue increased by 2% this quarter, primarily as a result of the cumulative impact of growth in our mobile phone subscriber base over the past year. Wireless equipment revenue increased by 9%, primarily as a result of an increase in subscribers purchasing higher-value devices.

Cable service revenue was stable this quarter, improving sequentially from the third quarter and from the prior year.

Media revenue increased by 10% this quarter, primarily as a result of higher sports- and entertainment-related revenue, but lower than expectations as previously announced.

Adjusted EBITDA and margins
Consolidated adjusted EBITDA increased 9% this quarter, and our adjusted EBITDA margin increased by 250 basis points, primarily as a result of ongoing productivity and cost efficiencies.

Wireless adjusted EBITDA increased by 6%, primarily due to the flow-through impact of higher revenue as discussed above in conjunction with ongoing cost efficiencies. This gave rise to an adjusted EBITDA margin of 66%, up 250 basis points.

Cable adjusted EBITDA increased by 5% due to ongoing cost efficiencies. This gave rise to an adjusted EBITDA margin of 59%, up 290 basis points.

Media adjusted EBITDA increased by $49 million this quarter, primarily due to higher revenue as discussed above.

Net income and adjusted net income
Net income and adjusted net income increased by 70% and 26%, respectively, this quarter, primarily as a result of higher adjusted EBITDA.

Cash flow and available liquidity
This quarter, we generated cash provided by operating activities of $1,135 million (2023 - $1,379 million), which decreased as a result of a greater net investment in net operating assets and liabilities partially offset by higher adjusted EBITDA, and free cash flow of $878 million (2023 - $823 million), which increased primarily as a result of higher adjusted EBITDA.

As at December 31, 2024, we had $4.8 billion of available liquidity2 (December 31, 2023 - $5.9 billion), including $0.9 billion in cash and cash equivalents and $3.5 billion available under our bank and other credit facilities.

1 Adjusted EBITDA is a total of segments measure. Free cash flow and debt leverage ratio are capital management measures. Adjusted diluted earnings per share is a non-GAAP ratio. Adjusted net income is a non-GAAP financial measure and is a component of adjusted diluted earnings per share. See "Non-GAAP and Other Financial Measures" for more information about each of these measures. These are not standardized financial measures under International Financial Reporting Standards (IFRS) and might not be comparable to similar financial measures disclosed by other companies.

Rogers Communications Inc.	2	Fourth Quarter 2024

Our debt leverage ratio as at December 31, 2024 was 4.5 (December 31, 2023 - 5.0, or 4.72 on an as adjusted basis to include trailing 12-month adjusted EBITDA of a combined Rogers and Shaw as if the Shaw Transaction had closed on January 1, 2023). See "Financial Condition" for more information.

We also returned $267 million in dividends to shareholders this quarter and we declared a $0.50 per share dividend on January 29, 2025.

Strategic Highlights

The five objectives set out below guide our work and decision-making as we further improve our operational execution and make well-timed investments to grow our core businesses and deliver increased shareholder value. Below are some highlights for the year.

Build the biggest and best networks in the country
•Awarded Canada's most reliable 5G network by umlaut for the sixth straight year and most reliable wireless network by Opensignal, both in July 2024.
•Recognized as Canada's most reliable Internet by Opensignal in July 2024.
•Completed Canada's first national live trial of 5G network slicing.
•Started to deploy 3800 MHz spectrum licences, further expanding our 5G capabilities.
•Delivered 4 Gbps download and 1 Gbps upload speeds with DOCSIS 4.0 modem technology trial.

Deliver easy to use, reliable products and services
•Signed landmark deals with Warner Bros. Discovery and NBCUniversal to acquire the most-watched lifestyle and entertainment brands and content, subsequently launching Bravo in Canada and launched channels for HGTV, Food Network, Discovery, and others on January 1, 2025.
•Announced a ten-year agreement with Comcast to bring their world-class Xfinity products and technology to Canadians, beginning with Rogers Xfinity Streaming and Rogers Xfinity Storm-Ready WiFi, Canada's first home Internet backup solution.
•Introduced a program to help newcomers build credit and finance a new smartphone through a partnership with Nova Credit.
•Launched Rogers 5G Home Internet across our wireless network coverage area.

Be the first choice for Canadians
•Led the industry with 623,000 mobile phone and Internet net additions.
•Signed an agreement with BCE Inc. (Bell) to become the majority owner of Maple Leaf Sports & Entertainment (MLSE).
•Produced and broadcast Canada's first Law & Order original series, premiering at #1 in the country and becoming Citytv’s most watched original series in over a decade.
•Sportsnet was the most watched specialty channel in Canada.

Be a strong national company investing in Canada
•Invested a record $4 billion in capital expenditures, primarily in our networks.
•Became the first national carrier in Canada with net-zero greenhouse gas (GHG) emissions targets approved by the Science Based Targets initiative (SBTi).
•Drove benefits to community organizations across Canada of over $100 million.
•Raised a record $25 million to support children’s charities in Alberta at the 12th annual Rogers Charity Classic.
•Released our 2023 Economic Impact Assessment showing Rogers supported 92,000 jobs and contributed $14 billion to Canada's GDP.

Be the growth leader in our industry
•Grew total service revenue by 7% and adjusted EBITDA by 12%.
•Reported industry-leading margins in our Wireless and Cable operations.
•Generated free cash flow of $3,045 million, up 26%, and cash flow from operating activities of $5,680 million.

2 Available liquidity is a capital management measure. Pro forma debt leverage ratio is a non-GAAP ratio. Pro forma trailing 12-month adjusted EBITDA is a non-GAAP financial measure and is a component of pro forma debt leverage ratio. See "Non-GAAP and Other Financial Measures" for more information about these measures. These are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies. See "Financial Condition" for a reconciliation of available liquidity.

Rogers Communications Inc.	3	Fourth Quarter 2024

MLSE Transaction
On September 18, 2024, we announced an agreement with BCE Inc. (Bell) to acquire Bell's indirect 37.5% ownership stake in Maple Leaf Sports & Entertainment Inc. (MLSE) for a purchase price of $4.7 billion subject to certain adjustments, payable in cash (MLSE Transaction). In December 2024, we received clearance from the Competition Bureau to proceed with the MLSE Transaction. We still require sports league approvals and approval from the Canadian Radio-television and Telecommunications Commission before the MLSE Transaction can close. We expect financing for the MLSE Transaction will include private investors.

Update on prospective $7 billion structured equity investment
On October 24, 2024, we announced that we entered into a non-binding term sheet with a leading global financial investor for a proposed $7 billion structured equity investment, substantially all of the net proceeds of which are expected to be used to reduce debt and further strengthen our balance sheet. The equity investment, if completed, would result in the investor acquiring a minority stake in a subsidiary that will own a portion of our wireless backhaul transport infrastructure, with Rogers continuing to maintain operational control. We continue to consider, evaluate, and work on definitive agreements with respect to the proposed equity investment. Completion is subject to entering into binding definitive documentation with the investor.

2024 Guidance

The following table outlines guidance ranges we had previously provided and our actual results and achievements for the selected full-year 2024 financial metrics. On January 3, 2025, we issued a press release stating we expected annual total service revenue growth just over 7% driven by weakness in Media revenue during the fourth quarter. On a full-year basis, competitive intensity in Wireless and Cable impacted our full-year results relative to our 2024 guidance ranges.

	2023	2024			2024
(In millions of dollars, except percentages)	Actual	Guidance Ranges			Actual		Achievement
Consolidated Guidance [1]
Total service revenue	16,845	Increase of 8%	to	increase of 10%	18,066	7%	✗
Adjusted EBITDA	8,581	Increase of 12%	to	increase of 15%	9,617	12%	✓
Capital expenditures [2]	3,934	3,800	to	4,000	4,041	n/m	✓✓
Free cash flow	2,414	2,900	to	3,100	3,045	n/m	✓

Missed ✗	Achieved ✓	Exceeded ✓✓
n/m - not meaningful
1    The table outlines guidance ranges for selected full-year 2024 consolidated financial metrics provided in our February 1, 2024 earnings release. Guidance ranges presented as percentages reflect percentage increases over full-year 2023 results.
2    Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences, additions to right-of-use assets, or assets acquired through business combinations.

2025 Outlook

For the full-year 2025, we expect healthy total service revenue and adjusted EBITDA will drive sustained strong free cash flow. In 2025, we expect to have the financial flexibility to maintain our network advantages and to continue to return cash to shareholders.

	2024	2025
(In millions of dollars, except percentages; unaudited)	Actual	Guidance Ranges [1]

Consolidated Guidance
Total service revenue	18,066	Increase of 0%	to	increase of 3%
Adjusted EBITDA	9,617	Increase of 0%	to	increase of 3%
Capital expenditures [2]	4,041	3,800	to	4,000
Free cash flow	3,045	3,000	to	3,200
1    Guidance ranges presented as percentages reflect percentage increases over full-year 2024 results.
2    Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences, additions to right-of-use assets, or assets acquired through business combinations.

The above table outlines guidance ranges for selected full-year 2025 consolidated financial metrics without giving effect to the MLSE Transaction (see "MLSE Transaction"), any associated financing, or any other associated transactions or expenses. These ranges take into consideration our current outlook and our 2024 results. The purpose of the financial outlook is to assist investors, shareholders, and others in understanding certain financial

Rogers Communications Inc.	4	Fourth Quarter 2024

metrics relating to expected 2025 financial results for evaluating the performance of our business. This information may not be appropriate for other purposes. Information about our guidance, including the various assumptions underlying it, is forward-looking and should be read in conjunction with "About Forward-Looking Information" (including the material assumptions listed under the heading "Key assumptions underlying our full-year 2025 guidance") and the related disclosure and information about various economic, competitive, and regulatory assumptions, factors, and risks that may cause our actual future financial and operating results to differ from what we currently expect.

We provide annual guidance ranges on a consolidated full-year basis that are consistent with annual full-year Board of Directors-approved plans. Any updates to our full-year financial guidance over the course of the year would only be made to the consolidated guidance ranges that appear above.

About Rogers

Rogers is Canada's communications and entertainment company and its shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

Investment Community Contact    Media Contact

Paul Carpino    Sarah Schmidt
647.435.6470    647.643.6397
paul.carpino@rci.rogers.com    sarah.schmidt@rci.rogers.com

Quarterly Investment Community Teleconference

Our fourth quarter 2024 results teleconference with the investment community will be held on:
•January 30, 2025
•8:00 a.m. Eastern Time
•webcast available at investors.rogers.com
•media are welcome to participate on a listen-only basis

A rebroadcast will be available at investors.rogers.com for at least two weeks following the teleconference. Additionally, investors should note that from time to time, Rogers' management presents at brokerage-sponsored investor conferences. Most often, but not always, these conferences are webcast by the hosting brokerage firm, and when they are webcast, links are made available on Rogers' website at investors.rogers.com.

For More Information

You can find more information relating to us on our website (investors.rogers.com), on SEDAR+ (sedarplus.ca), and on EDGAR (sec.gov), or you can e-mail us at investor.relations@rci.rogers.com. Information on or connected to these and any other websites referenced in this earnings release is not part of, or incorporated into, this earnings release.

You can also go to investors.rogers.com for information about our governance practices, environmental, social, and governance (ESG) reporting, a glossary of communications and media industry terms, and additional information about our business.

Rogers Communications Inc.	5	Fourth Quarter 2024

About this Earnings Release

This earnings release contains important information about our business and our performance for the three and twelve months ended December 31, 2024, as well as forward-looking information (see "About Forward-Looking Information") about future periods. This earnings release should be used as preparation for reading our forthcoming Management's Discussion and Analysis (MD&A) and Audited Consolidated Financial Statements for the year ended December 31, 2024, which we intend to file with securities regulators in Canada and the US in the coming weeks. These documents will be made available at investors.rogers.com, sedarplus.ca, and sec.gov or mailed upon request.

The financial information contained in this earnings release is prepared using International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. This earnings release should be read in conjunction with our 2023 Annual MD&A, our 2023 Audited Consolidated Financial Statements, our 2024 First, Second, and Third Quarter MD&A and Interim Condensed Consolidated Financial Statements, and our other recent filings with Canadian and US securities regulatory authorities, which are available on SEDAR+ at sedarplus.ca or EDGAR at sec.gov, respectively.

References in this earnings release to the Shaw Transaction are to our acquisition of Shaw Communications Inc. (Shaw) on April 3, 2023. For additional details regarding the Shaw Transaction, see "Shaw Transaction" in our 2023 Annual MD&A and our 2023 Annual Audited Consolidated Financial Statements.

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

All dollar amounts are in Canadian dollars unless otherwise stated and are unaudited. All percentage changes are calculated using the rounded numbers as they appear in the tables. Information is current as at January 29, 2025 and was approved by RCI's Board of Directors (the Board).

We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

In this earnings release, this quarter, the quarter, or fourth quarter refer to the three months ended December 31, 2024, first quarter refers to the three months ended March 31, 2024, second quarter refers to the three months ended June 30, 2024, third quarter refers to the three months ended September 30, 2024 and year to date or full year refer to the twelve months ended December 31, 2024. All results commentary is compared to the equivalent period in 2023 or as at December 31, 2023, as applicable, unless otherwise indicated.

Trademarks in this earnings release are owned or used under licence by Rogers Communications Inc. or an affiliate. This earnings release may also include trademarks of other parties. The trademarks referred to in this earnings release may be listed without the ™ symbols. ©2025 Rogers Communications

Reportable segments
We report our results of operations in three reportable segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses.
Cable
Cable telecommunications operations, including Internet, television and other video (Video), Satellite, telephony (Home Phone), and home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the business, public sector, and carrier wholesale markets.

Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, and digital media.

Wireless and Cable are operated by our wholly owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain of our other wholly owned subsidiaries. Media is operated by our wholly owned subsidiary, Rogers Media Inc., and its subsidiaries.

Rogers Communications Inc.	6	Fourth Quarter 2024

Summary of Consolidated Financial Results

	Three months ended December 31				Twelve months ended December 31
(In millions of dollars, except margins and per share amounts)	2024	2023	% Chg		2024	2023	% Chg

Revenue
Wireless	2,981	2,868	4		10,595	10,222	4
Cable	1,983	1,982	—		7,876	7,005	12
Media	616	558	10		2,484	2,335	6
Corporate items and intercompany eliminations	(99)	(73)	36		(351)	(254)	38
Revenue	5,481	5,335	3		20,604	19,308	7
Total service revenue [1]	4,543	4,470	2		18,066	16,845	7

Adjusted EBITDA
Wireless	1,367	1,291	6		5,312	4,986	7
Cable	1,169	1,111	5		4,518	3,774	20
Media	53	4	n/m		84	77	9
Corporate items and intercompany eliminations	(56)	(77)	(27)		(297)	(256)	16
Adjusted EBITDA	2,533	2,329	9		9,617	8,581	12
Adjusted EBITDA margin [2]	46.2%	43.7%	2.5	pts	46.7%	44.4%	2.3	pts

Net income	558	328	70		1,734	849	104
Basic earnings per share	$1.04	$0.62	68		$3.25	$1.62	101
Diluted earnings per share	$1.02	$0.62	65		$3.20	$1.62	98

Adjusted net income [2]	794	630	26		2,719	2,406	13
Adjusted basic earnings per share [2]	$1.48	$1.19	24		$5.09	$4.60	11
Adjusted diluted earnings per share	$1.46	$1.19	23		$5.04	$4.59	10

Capital expenditures	1,007	946	6		4,041	3,934	3
Cash provided by operating activities	1,135	1,379	(18)		5,680	5,221	9
Free cash flow	878	823	7		3,045	2,414	26
1    As defined. See "Key Performance Indicators".
2    Adjusted EBITDA margin is a supplementary financial measure. Adjusted basic earnings per share is a non-GAAP ratio. Adjusted net income is a non-GAAP financial measure and is a component of adjusted basic earnings per share. These are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies. See "Non-GAAP and Other Financial Measures" for more information about these measures.

Rogers Communications Inc.	7	Fourth Quarter 2024

Results of our Reportable Segments

WIRELESS

Wireless Financial Results

	Three months ended December 31				Twelve months ended December 31
(In millions of dollars, except margins)	2024	2023	% Chg		2024	2023	% Chg

Revenue
Service revenue	2,058	2,020	2		8,108	7,802	4
Equipment revenue	923	848	9		2,487	2,420	3
Revenue	2,981	2,868	4		10,595	10,222	4

Operating costs
Cost of equipment	913	846	8		2,489	2,396	4
Other operating costs	701	731	(4)		2,794	2,840	(2)
Operating costs	1,614	1,577	2		5,283	5,236	1

Adjusted EBITDA	1,367	1,291	6		5,312	4,986	7

Adjusted EBITDA margin [1]	66.4%	63.9%	2.5	pts	65.5%	63.9%	1.6	pts
Capital expenditures	446	334	34		1,596	1,625	(2)
1    Calculated using service revenue.

Wireless Subscriber Results 1

	Three months ended December 31				Twelve months ended December 31
(In thousands, except churn and mobile phone ARPU)	2024	2023	Chg		2024	2023	Chg

Postpaid mobile phone [2]
Gross additions	561	703	(142)		1,914	2,007	(93)
Net additions	69	184	(115)		380	674	(294)
Total postpaid mobile phone subscribers [3]	10,768	10,498	270		10,768	10,498	270
Churn (monthly)	1.53%	1.67%	(0.14	pts)	1.21%	1.11%	0.10	pts
Prepaid mobile phone [4,5]
Gross additions	117	156	(39)		534	867	(333)
Net additions (losses)	26	(73)	99		132	(50)	182
Total prepaid mobile phone subscribers [3]	1,106	1,111	(5)		1,106	1,111	(5)
Churn (monthly)	2.80%	6.20%	(3.40	pts)	3.17%	6.12%	(2.95	pts)
Mobile phone ARPU (monthly) [6]	$58.04	$57.96	$0.08		$57.98	$57.86	$0.12
1    Subscriber counts and subscriber churn are key performance indicators. See "Key Performance Indicators".
2    Effective January 1, 2024, and on a prospective basis, we adjusted our postpaid mobile phone subscriber base to remove 110,000 Cityfone subscribers as we stopped selling new plans for this service as of that date. Given this, we believe this adjustment more meaningfully reflects the underlying organic subscriber performance of our postpaid mobile phone business.
3    As at end of period.
4    Effective January 1, 2024, and on a prospective basis, we adjusted our prepaid mobile phone subscriber base to remove 56,000 Fido prepaid subscribers as we stopped selling new plans for this service as of that date. Given this, we believe this adjustment more meaningfully reflects the underlying organic subscriber performance of our prepaid mobile phone business.
5    Effective October 1, 2024, and on a prospective basis, we adjusted our prepaid mobile phone subscriber base to remove 81,000 Rogers prepaid subscribers as we stopped selling new plans for this service as of that date. Given this, we believe this adjustment more meaningfully reflects the underlying organic subscriber performance of our prepaid mobile phone business.
6    Mobile phone ARPU is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" for an explanation as to the composition of this measure.

Service revenue
The 2% increase in service revenue this quarter was primarily a result of the cumulative impact of growth in our mobile phone subscriber base over the past year, including our evolving mobile phone plans that increasingly bundle more services in the monthly service fee.

Mobile phone ARPU remained stable this quarter.

Rogers Communications Inc.	8	Fourth Quarter 2024

The decrease in gross and net additions this quarter was a result of a less active market, slowing population growth as a result of changes to government immigration policies, and our focus on attracting subscribers to our premium 5G Rogers brand.

Equipment revenue
The 9% increase in equipment revenue this quarter was primarily a result of:
•an increase in new subscribers purchasing devices; and
•a continued shift in the product mix towards higher-value devices; partially offset by
•lower device upgrades by existing customers.

Operating costs
Cost of equipment
The 8% increase in the cost of equipment this quarter was a result of the equipment revenue changes discussed above.

Other operating costs
The 4% decrease in other operating costs this quarter was primarily a result of lower costs associated with productivity and efficiency initiatives.

Adjusted EBITDA
The 6% increase in adjusted EBITDA this quarter was a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	9	Fourth Quarter 2024

CABLE

Cable Financial Results

	Three months ended December 31				Twelve months ended December 31
(In millions of dollars, except margins)	2024	2023	% Chg		2024	2023	% Chg

Revenue
Service revenue	1,968	1,965	—		7,825	6,962	12
Equipment revenue	15	17	(12)		51	43	19
Revenue	1,983	1,982	—		7,876	7,005	12

Operating costs	814	871	(7)		3,358	3,231	4

Adjusted EBITDA	1,169	1,111	5		4,518	3,774	20

Adjusted EBITDA margin	59.0%	56.1%	2.9	pts	57.4%	53.9%	3.5	pts
Capital expenditures	439	448	(2)		1,939	1,865	4

Cable Subscriber Results 1

	Three months ended December 31				Twelve months ended December 31
(In thousands, except ARPA and penetration)	2024	2023	Chg		2024	2023	Chg

Homes passed [2]	10,205	9,943	262		10,205	9,943	262
Customer relationships
Net additions (losses)	14	(1)	15		47	(2)	49
Total customer relationships [2]	4,683	4,636	47		4,683	4,636	47
ARPA (monthly) [3]	$140.31	$141.96	($1.65)		$140.12	$142.58	($2.46)

Penetration [2]	45.9%	46.6%	(0.7	pts)	45.9%	46.6%	(0.7	pts)

Retail Internet
Net additions	26	20	6		111	77	34
Total retail Internet subscribers [2]	4,273	4,162	111		4,273	4,162	111
Video
Net (losses) additions	(35)	(12)	(23)		(134)	15	(149)
Total Video subscribers [2]	2,617	2,751	(134)		2,617	2,751	(134)
Home Monitoring
Net additions (losses)	13	(1)	14		44	(12)	56
Total Home Monitoring subscribers [2]	133	89	44		133	89	44
Home Phone
Net losses	(27)	(38)	11		(122)	(116)	(6)
Total Home Phone subscribers [2]	1,507	1,629	(122)		1,507	1,629	(122)
1    Subscriber results are key performance indicators. See "Key Performance Indicators".
2    As at end of period.
3    ARPA is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" for an explanation as to the composition of this measure.

Service revenue
Service revenue was stable this quarter as a result of service pricing changes offset by declines in our Home Phone, Video, and Satellite subscriber bases.

The lower ARPA this quarter was primarily a result of competitive promotional activity.

Operating costs
The 7% decrease in operating costs this quarter was a result of ongoing cost efficiency initiatives.

Adjusted EBITDA
The 5% increase in adjusted EBITDA this quarter was a result of the service revenue and expense changes discussed above.

Rogers Communications Inc.	10	Fourth Quarter 2024

MEDIA

Media Financial Results

	Three months ended December 31				Twelve months ended December 31
(In millions of dollars, except margins)	2024	2023	% Chg		2024	2023	% Chg

Revenue	616	558	10		2,484	2,335	6
Operating costs	563	554	2		2,400	2,258	6

Adjusted EBITDA	53	4	n/m		84	77	9

Adjusted EBITDA margin	8.6%	0.7%	7.9	pts	3.4%	3.3%	0.1	pts
Capital expenditures	58	113	(49)		263	250	5

Revenue
The 10% increase in revenue this quarter was a result of:
•higher sports- and entertainment-related revenue, driven by higher subscriber and other revenue, including from the Taylor Swift Eras Tour concerts hosted at Rogers Centre; partially offset by
•lower Today's Shopping Choice revenue.

Operating costs
The 2% increase in operating costs this quarter was a result of:
•higher programming and production costs; partially offset by
•lower Today's Shopping Choice costs in line with lower revenue.

Adjusted EBITDA
The increase in adjusted EBITDA this quarter was a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	11	Fourth Quarter 2024

CAPITAL EXPENDITURES

	Three months ended December 31				Twelve months ended December 31
(In millions of dollars, except capital intensity)	2024	2023	% Chg		2024	2023	% Chg

Wireless	446	334	34		1,596	1,625	(2)
Cable	439	448	(2)		1,939	1,865	4
Media	58	113	(49)		263	250	5
Corporate	64	51	25		243	194	25

Capital expenditures [1]	1,007	946	6		4,041	3,934	3

Capital intensity [2]	18.4%	17.7%	0.7	pts	19.6%	20.4%	(0.8	pts)
1    Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences, additions to right-of-use assets, or assets acquired through business combinations.
2    Capital intensity is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" for an explanation as to the composition of this measure.

One of our objectives is to build the biggest and best networks in the country. As we continually work towards this, we once again spent more on our wireless and wireline networks this year than we have in the past several years. We continue to expand the reach and capacity of our 5G network (the largest 5G network in Canada as at December 31, 2024) across the country. We also continue to invest in fibre deployments, including fibre-to-the-home (FTTH), in our cable network and we are expanding our network footprint to reach more homes and businesses, including in rural, remote, and Indigenous communities.

These investments will strengthen network resilience and stability and will help us bridge the digital divide by expanding our network further into rural and underserved areas through participation in various programs and projects.

Wireless
The increase in capital expenditures in Wireless this quarter was a result of investments made to upgrade and expand our wireless network. We continue to make investments in our network development and 5G deployment to expand our wireless network. The ongoing deployment of 3500 MHz spectrum and the commencement of 3800 MHz spectrum deployment continue to augment the capacity and resilience of our earlier 5G deployments in the 600 MHz spectrum band.

Cable
Capital expenditures in Cable this quarter were in line with last year. Capital expenditures reflect continued investments in our infrastructure, including additional fibre deployments to increase our FTTH distribution. These investments incorporate the latest technologies to help deliver more bandwidth and an enhanced customer experience as we progress in our connected home roadmap, including service footprint expansion and upgrades to our DOCSIS 3.1 platform to evolve to DOCSIS 4.0, offering increased network resilience, stability, and faster download speeds over time.

Media
The decrease in capital expenditures in Media this quarter was primarily a result of lower stadium infrastructure expenditures associated with the multi-year Rogers Centre modernization project that was completed earlier this year.

Capital intensity
Capital intensity increased this quarter as a result of the revenue and capital expenditure changes discussed above.

Rogers Communications Inc.	12	Fourth Quarter 2024

Review of Consolidated Performance

This section discusses our consolidated net income and other income and expenses that do not form part of the segment discussions above.

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars)	2024	2023	% Chg	2024	2023	% Chg

Adjusted EBITDA	2,533	2,329	9	9,617	8,581	12
Deduct (add):
Depreciation and amortization	1,174	1,172	—	4,616	4,121	12
Restructuring, acquisition and other	83	86	(3)	406	685	(41)
Finance costs	571	568	1	2,295	2,047	12
Other (income) expense	(11)	(19)	(42)	(6)	362	n/m
Income tax expense	158	194	(19)	572	517	11

Net income	558	328	70	1,734	849	104

Depreciation and amortization

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars)	2024	2023	% Chg	2024	2023	% Chg

Depreciation of property, plant and equipment	934	938	—	3,665	3,331	10
Depreciation of right-of-use assets	104	107	(3)	408	371	10
Amortization	136	127	7	543	419	30

Total depreciation and amortization	1,174	1,172	—	4,616	4,121	12

Restructuring, acquisition and other

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars)	2024	2023	2024	2023

Restructuring, acquisition and other excluding Shaw Transaction-related costs	44	25	276	365
Shaw Transaction-related costs	39	61	130	320

Total restructuring, acquisition and other	83	86	406	685

The restructuring, acquisition and other costs excluding Shaw Transaction-related costs in the fourth quarters of 2023 and 2024 include severance and other departure-related costs associated with the targeted restructuring of our employee base. These costs also included costs related to real estate rationalization programs and transaction costs related to other completed and potential acquisitions and other corporate transactions.

The Shaw Transaction-related costs in the fourth quarter of 2023 and 2024 consisted of incremental costs supporting integration activities related to the Shaw Transaction.

Rogers Communications Inc.	13	Fourth Quarter 2024

Finance costs

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars)	2024	2023	% Chg	2024	2023	% Chg

Total interest on borrowings [1]	497	531	(6)	2,022	1,981	2
Interest earned on restricted cash and cash equivalents	—	—	—	—	(149)	(100)

Interest on borrowings, net	497	531	(6)	2,022	1,832	10
Interest on lease liabilities	34	31	10	137	111	23
Interest on post-employment benefits	(2)	(3)	(33)	(5)	(13)	(62)
Loss (gain) on foreign exchange	115	(127)	n/m	222	(111)	n/m
Change in fair value of derivative instruments	(111)	111	n/m	(205)	108	n/m
Capitalized interest	(6)	(10)	(40)	(36)	(38)	(5)
Deferred transaction costs and other	44	35	26	160	158	1

Total finance costs	571	568	1	2,295	2,047	12
1    Interest on borrowings includes interest on short-term borrowings and on long-term debt.

Interest on borrowings, net
The 6% decrease in net interest on borrowings this quarter was primarily a result of lower interest expense associated with refinancing a significant portion of the borrowings under our term loan facility with senior notes issued in September 2023 and February 2024.

Income tax expense

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars, except tax rates)	2024	2023	2024	2023

Statutory income tax rate	26.2%	26.2%	26.2%	26.2%
Income before income tax expense	716	522	2,306	1,366
Computed income tax expense	188	137	604	358
Increase (decrease) in income tax expense resulting from:
Non-(taxable) deductible stock-based compensation	(7)	11	(13)	9
Revaluation of deferred tax balances due to corporate reorganization-driven change in income tax rate	—	52	—	52
Non-taxable income from security investments	—	(6)	—	(16)
Non-deductible loss on joint venture's non-controlling interest purchase obligation	—	—	—	111
Other items	(23)	—	(19)	3

Total income tax expense	158	194	572	517

Effective income tax rate	22.1%	37.2%	24.8%	37.8%
Cash income taxes paid	157	39	545	439

Cash income taxes paid increased this quarter due to the timing of installment payments.

Net income

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars, except per share amounts)	2024	2023	% Chg	2024	2023	% Chg

Net income	558	328	70	1,734	849	104
Basic earnings per share	$1.04	$0.62	68	$3.25	$1.62	101
Diluted earnings per share	$1.02	$0.62	65	$3.20	$1.62	98

Rogers Communications Inc.	14	Fourth Quarter 2024

Adjusted net income
We calculate adjusted net income from adjusted EBITDA as follows:

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars, except per share amounts)	2024	2023	% Chg	2024	2023	% Chg

Adjusted EBITDA	2,533	2,329	9	9,617	8,581	12
Deduct:
Depreciation and amortization [1]	946	923	2	3,699	3,357	10
Finance costs	571	568	1	2,295	2,047	12
Other income [2]	(11)	(19)	(42)	(6)	(60)	(90)
Income tax expense [3]	233	227	3	910	831	10

Adjusted net income [1]	794	630	26	2,719	2,406	13

Adjusted basic earnings per share	$1.48	$1.19	24	$5.09	$4.60	11
Adjusted diluted earnings per share	$1.46	$1.19	23	$5.04	$4.59	10
1    Our calculation of adjusted net income excludes depreciation and amortization on the fair value increment recognized on acquisition of Shaw Transaction-related property, plant and equipment and intangible assets. For purposes of calculating adjusted net income, we believe the magnitude of this depreciation and amortization, which was significantly affected by the size of the Shaw Transaction, may have no correlation to our current and ongoing operating results and affects comparability between certain periods. Depreciation and amortization excludes depreciation and amortization on Shaw Transaction-related property, plant and equipment and intangible assets for the three and twelve months ended December 31, 2024 of $228 million and $917 million (2023 - $249 million and $764 million). Adjusted net income includes depreciation and amortization on the acquired Shaw property, plant and equipment and intangible assets based on Shaw's historical cost and depreciation policies.
2 Other expense (income) for the twelve months ended December 31, 2023 excludes a $422 million loss related to an obligation to purchase at fair value the non-controlling interest in one of our joint ventures' investments.
3    Income tax expense excludes recoveries of $75 million and $338 million (2023 - recoveries of $85 million and $366 million) for the three and twelve months ended December 31, 2024 related to the income tax impact for adjusted items and it also excludes a $52 million expense for the three and twelve months ended December 31, 2023 due to a revaluation of deferred tax balances resulting from a change in our income tax rate.

Rogers Communications Inc.	15	Fourth Quarter 2024

Managing our Liquidity and Financial Resources

Operating, investing, and financing activities

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars)	2024	2023	2024	2023
Cash provided by operating activities before changes in net operating assets and liabilities, income taxes paid, and interest paid	2,424	2,243	9,188	8,067
Change in net operating assets and liabilities	(667)	(369)	(876)	(627)
Income taxes paid	(157)	(39)	(545)	(439)
Interest paid, net	(465)	(456)	(2,087)	(1,780)

Cash provided by operating activities	1,135	1,379	5,680	5,221

Investing activities:
Capital expenditures	(1,007)	(946)	(4,041)	(3,934)
Additions to program rights	(16)	(17)	(72)	(74)
Changes in non-cash working capital related to capital expenditures and intangible assets	167	(68)	136	(2)
Acquisitions and other strategic transactions, net of cash acquired	—	786	(475)	(16,215)
Other	(14)	21	(3)	25

Cash used in investing activities	(870)	(224)	(4,455)	(20,200)

Financing activities:
Net proceeds received from (repayment of) short-term borrowings	19	(96)	1,138	(1,439)
Net issuance (repayment) of long-term debt	5	(2,749)	(1,103)	5,040
Net proceeds on settlement of debt derivatives and forward contracts	110	260	107	492
Transaction costs incurred	(1)	—	(47)	(284)
Principal payments of lease liabilities	(120)	(106)	(478)	(370)
Dividends paid	(181)	(191)	(739)	(960)
Other	(1)	—	(5)	—

Cash (used in) provided by financing activities	(169)	(2,882)	(1,127)	2,479

Change in cash and cash equivalents and restricted cash and cash equivalents	96	(1,727)	98	(12,500)
Cash and cash equivalents and restricted cash and cash equivalents, beginning of period	802	2,527	800	13,300

Cash and cash equivalents, end of period	898	800	898	800

Operating activities
This quarter, cash provided by operating activities decreased primarily as a result of a greater net investment in net operating assets and liabilities, partially offset by higher adjusted EBITDA.

Investing activities
Capital expenditures
During the quarter, we incurred $1,007 million (2023 - $946 million) on capital expenditures before changes in non-cash working capital items. See "Capital Expenditures" for more information.

Financing activities
During the quarter, we received net amounts of $133 million (2023 - paid $2,585 million) on our short-term borrowings, long-term debt, and related derivatives, including transaction costs. See "Financial Risk Management" for more information on the cash flows relating to our derivative instruments.

Rogers Communications Inc.	16	Fourth Quarter 2024

Short-term borrowings
Our short-term borrowings consist of amounts outstanding under our receivables securitization program, our US dollar-denominated commercial paper (US CP) program, and our non-revolving credit facilities. Below is a summary of our short-term borrowings as at December 31, 2024 and December 31, 2023.

	As at December 31	As at December 31
(In millions of dollars)	2024	2023

Receivables securitization program	2,000	1,600
US commercial paper program (net of the discount on issuance)	452	150
Non-revolving credit facility borrowings (net of the discount on issuance)	507	—

Total short-term borrowings	2,959	1,750

The tables below summarize the activity relating to our short-term borrowings for the three and twelve months ended December 31, 2024 and 2023.

		Three months ended December 31, 2024			Twelve months ended December 31, 2024
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Proceeds received from receivables securitization			—			800
Repayment of receivables securitization			(400)			(400)
Net (repayment of) proceeds received from receivables securitization			(400)			400

Proceeds received from US commercial paper	607	1.415	859	2,009	1.373	2,759
Repayment of US commercial paper	(294)	1.429	(420)	(1,819)	1.371	(2,494)
Net proceeds received from US commercial paper			439			265

Proceeds received from non-revolving credit facilities (US$) [1]	1,070	1.403	1,501	2,899	1.378	3,996
Repayment of non-revolving credit facilities (US$) [1]	(1,083)	1.404	(1,521)	(2,547)	1.383	(3,523)
Net (repayment of) proceeds received from non-revolving credit facilities			(20)			473

Net proceeds received from short-term borrowings			19			1,138
1    Borrowings under our non-revolving facility mature and are reissued regularly, such that until repaid, we maintain net outstanding borrowings equivalent to the then-current credit limit on the reissue dates.

Rogers Communications Inc.	17	Fourth Quarter 2024

		Three months ended December 31, 2023			Twelve months ended December 31, 2023
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Repayment of receivables securitization			—			(1,000)
Net repayment of receivables securitization			—			(1,000)

Proceeds received from US commercial paper	306	1.373	420	1,803	1.357	2,447
Repayment of US commercial paper	(194)	1.361	(264)	(1,858)	1.345	(2,499)
Net proceeds received from (repayment of) US commercial paper			156			(52)

Proceeds received from non-revolving credit facilities (Cdn$) [1]			—			375
Proceeds received from non-revolving credit facilities (US$)	—	—	—	2,125	1.349	2,866
Total proceeds received from non-revolving credit facilities			—			3,241

Repayment of non-revolving credit facilities (Cdn$) [1]			—			(758)
Repayment of non-revolving credit facilities (US$)	(183)	1.377	(252)	(2,125)	1.351	(2,870)
Total repayment of non-revolving credit facilities			(252)			(3,628)

Net repayment of non-revolving credit facilities			(252)			(387)

Net repayment of short-term borrowings			(96)			(1,439)
1    Borrowings under our non-revolving facility mature and are reissued regularly, such that until repaid, we maintain net outstanding borrowings equivalent to the then-current credit limit on the reissue dates.

Concurrent with our US CP issuances and US dollar-denominated borrowings under our credit facilities, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the borrowings. See "Financial Risk Management" for more information.

Long-term debt
Our long-term debt consists of amounts outstanding under our bank and letter of credit facilities and the senior notes, debentures, and subordinated notes we have issued. The tables below summarize the activity relating to our long-term debt for the three and twelve months ended December 31, 2024 and 2023.

		Three months ended December 31, 2024			Twelve months ended December 31, 2024
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facility borrowings (Cdn$)			64			64
Total credit facility borrowings			64			64

Term loan facility net borrowings (US$) [1]	—	—	—	8	n/m	18
Term loan facility net repayments (US$) [1]	(41)	n/m	(59)	(2,553)	1.352	(3,452)
Net repayments under term loan facility			(59)			(3,434)

Senior note issuances (US$)	—	—	—	2,500	1.347	3,367
Senior note repayments (Cdn$)			—			(1,100)
Net issuance of senior notes			—			2,267

Net issuance (repayment) of long-term debt			5			(1,103)
1    Borrowings under our term loan facility mature and are reissued regularly, such that until repaid, we maintain net outstanding borrowings equivalent to the then-current credit limit on the reissue dates.

Rogers Communications Inc.	18	Fourth Quarter 2024

		Three months ended December 31, 2023			Twelve months ended December 31, 2023
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facility borrowings (US$)	—	—	—	220	1.368	301
Credit facility repayments (US$)	—	—	—	(220)	1.336	(294)
Net borrowings under credit facilities			—			7

Term loan facility net borrowings (US$) [1]	—	—	—	4,506	1.350	6,082
Term loan facility net repayments (US$)	(811)	1.337	(1,084)	(1,265)	1.340	(1,695)
Net (repayments) borrowings under term loan facility			(1,084)			4,387

Senior note issuances (Cdn$)			—			3,000

Senior note repayments (Cdn$)			(500)			(500)
Senior note repayments (US$)	(850)	1.37	(1,165)	(1,350)	1.373	(1,854)
Total senior notes repayments			(1,665)			(2,354)

Net (repayment) issuance of senior notes			(1,665)			646

Net (repayment) issuance of long-term debt			(2,749)			5,040
1    Borrowings under our term loan facility mature and are reissued regularly, such that until repaid, we maintain net outstanding borrowings equivalent to the then-current credit limit on the reissue dates.

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars)	2024	2023	2024	2023

Long-term debt net of transaction costs, beginning of period	40,294	44,094	40,855	31,733
Net issuance (repayment) of long-term debt	5	(2,749)	(1,103)	5,040
Long-term debt assumed through the Shaw Transaction	—	—	—	4,526
Increase in government grant liability related to Canada Infrastructure Bank facility	(39)	—	(39)	—
Loss (gain) on foreign exchange	1,599	(526)	2,094	(549)
Deferred transaction costs incurred	1	—	(52)	(31)
Amortization of deferred transaction costs	36	36	141	136

Long-term debt net of transaction costs, end of period	41,896	40,855	41,896	40,855

In April 2024, we amended our revolving credit facility to extend the maturity date of the $3 billion tranche to April 2029, from January 2028, and the $1 billion tranche to April 2027, from January 2026.

In April 2023, we drew the maximum $6 billion on the term loan facility upon closing the Shaw Transaction, consisting of $2 billion from each of the three tranches. The three tranches mature on April 3, 2026, 2027, and 2028, respectively. During 2023, we repaid $1.6 billion of the tranche maturing in 2027. In February 2024, we used the proceeds from our senior note issuances (see "Issuance of senior notes and related debt derivatives") to repay an additional $3.4 billion of the facility such that $1 billion remains outstanding under the April 2026 tranche.

In April 2023, we also assumed $4.55 billion principal amount of Shaw's senior notes upon closing the Shaw Transaction, of which $500 million was subsequently repaid at maturity in November 2023 and $500 million was repaid at maturity in January 2024.

Rogers Communications Inc.	19	Fourth Quarter 2024

Issuance of senior notes and related debt derivatives
Below is a summary of the senior notes we issued during the three and twelve months ended December 31, 2024 and 2023.

(In millions of dollars, except interest rates and discounts)					Discount/ premium at issuance	Total gross proceeds [1] (Cdn$)	Transaction costs and discounts [2] (Cdn$)
Date issued		Principal amount	Due date	Interest rate

2024 issuances
February 9, 2024	US	1,250	2029	5.000%	99.714%	1,684	20
February 9, 2024	US	1,250	2034	5.300%	99.119%	1,683	30

2023 issuances
September 21, 2023		500	2026	5.650%	99.853%	500	3
September 21, 2023		1,000	2028	5.700%	99.871%	1,000	8
September 21, 2023		500	2030	5.800%	99.932%	500	4
September 21, 2023		1,000	2033	5.900%	99.441%	1,000	12
1    Gross proceeds before transaction costs, discounts, and premiums.
2    Transaction costs, discounts, and premiums are included as deferred transaction costs and discounts in the carrying value of the long-term debt, and recognized in net income using the effective interest method.

Dividends
Below is a summary of the dividends declared and paid on RCI's outstanding Class A Voting common shares (Class A Shares) and Class B Non-Voting common shares (Class B Non-Voting Shares) in 2024 and 2023. On January 29, 2025, the Board declared a quarterly dividend of $0.50 per Class A Voting Share and Class B Non-Voting Share, to be paid on April 2, 2025, to shareholders of record on March 10, 2025.

				Dividends paid (in millions of dollars)			Number of Class B Non-Voting Shares issued (in thousands) [1]
Declaration date	Record date	Payment date	Dividend per share (dollars)	In cash	In Class B Non-Voting Shares	Total

January 31, 2024	March 11, 2024	April 3, 2024	0.50	183	83	266	1,552
April 23, 2024	June 10, 2024	July 5, 2024	0.50	185	81	266	1,651
July 23, 2024	September 9, 2024	October 3, 2024	0.50	181	86	267	1,633
October 23, 2024	December 9, 2024	January 3, 2025	0.50	185	84	269	1,943

February 1, 2023	March 10, 2023	April 3, 2023	0.50	252	—	252	—
April 25, 2023	June 9, 2023	July 5, 2023	0.50	264	—	264	—
July 25, 2023	September 8, 2023	October 3, 2023	0.50	191	74	265	1,454
November 8, 2023	December 8, 2023	January 2, 2024	0.50	190	75	265	1,244
1    Class B Non-Voting Shares are issued as partial settlement of our quarterly dividend payable on the payment date under the terms of our dividend reinvestment plan.

Rogers Communications Inc.	20	Fourth Quarter 2024

Free cash flow

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars)	2024	2023	% Chg	2024	2023	% Chg

Adjusted EBITDA	2,533	2,329	9	9,617	8,581	12
Deduct:
Capital expenditures [1]	1,007	946	6	4,041	3,934	3
Interest on borrowings, net and capitalized interest	491	521	(6)	1,986	1,794	11
Cash income taxes [2]	157	39	n/m	545	439	24

Free cash flow	878	823	7	3,045	2,414	26
1    Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences, additions to right-of-use assets, or assets acquired through business combinations.
2    Cash income taxes are net of refunds received.

The 7% increase in free cash flow this quarter was primarily a result of higher adjusted EBITDA, partially offset by higher cash income taxes.

Rogers Communications Inc.	21	Fourth Quarter 2024

Financial Condition

Available liquidity
Below is a summary of our available liquidity from our cash and cash equivalents, bank credit facilities, letter of credit facilities, and short-term borrowings as at December 31, 2024 and December 31, 2023.

As at December 31, 2024	Total sources	Drawn	Letters of credit	US CP program [1]	Net available
(In millions of dollars)

Cash and cash equivalents	898	—	—	—	898
Bank credit facilities [2]:
Revolving	4,000	—	10	455	3,535
Non-revolving	500	500	—	—	—
Outstanding letters of credit	3	—	3	—	—
Receivables securitization [2]	2,400	2,000	—	—	400

Total	7,801	2,500	13	455	4,833
1    The US CP program amounts are gross of the discount on issuance.
2    The total liquidity sources under our bank credit facilities and receivables securitization represents the total credit limits per the relevant agreements. The amount drawn and letters of credit are currently outstanding under those agreements. The US CP program amount represents our currently outstanding US CP borrowings that are backstopped by our revolving credit facility.

As at December 31, 2023	Total sources	Drawn	Letters of credit	US CP program [1]	Net available
(In millions of dollars)

Cash and cash equivalents	800	—	—	—	800
Bank credit facilities [2]:
Revolving	4,000	—	10	151	3,839
Non-revolving	500	—	—	—	500
Outstanding letters of credit	243	—	243	—	—
Receivables securitization [2]	2,400	1,600	—	—	800

Total	7,943	1,600	253	151	5,939
1    The US CP program amounts are gross of the discount on issuance.
2    The total liquidity sources under our bank credit facilities and receivables securitization represents the total credit limits per the relevant agreements. The amount drawn and letters of credit are currently outstanding under those agreements. The US CP program amount represents our currently outstanding US CP borrowings that are backstopped by our revolving credit facility.

Our $815 million Canada Infrastructure Bank credit agreement is not included in available liquidity as it can only be drawn upon for use in broadband projects under the Universal Broadband Fund, and therefore is not available for other general purposes. This quarter, we borrowed $64 million under this facility.

Weighted average cost of borrowings
Our weighted average cost of all borrowings was 4.61% as at December 31, 2024 (December 31, 2023 - 4.85%) and our weighted average term to maturity was 9.8 years (December 31, 2023 - 10.4 years). These figures reflect the expected repayment of our subordinated notes on the five-year anniversary.

Rogers Communications Inc.	22	Fourth Quarter 2024

Adjusted net debt and debt leverage ratio
We use adjusted net debt and debt leverage ratio to conduct valuation-related analysis and to make capital structure-related decisions.

	As at December 31	As at December 31
(In millions of dollars, except ratios)	2024	2023

Current portion of long-term debt	3,696	1,100
Long-term debt	38,200	39,755
Deferred transaction costs and discounts	951	1,040
	42,847	41,895
Add (deduct):
Adjustment of US dollar-denominated debt to hedged rate	(2,855)	(808)
Subordinated notes adjustment [1]	(1,540)	(1,496)
Short-term borrowings	2,959	1,750
Deferred government grant liability [2]	39	—
Current portion of lease liabilities	587	504
Lease liabilities	2,191	2,089
Cash and cash equivalents	(898)	(800)

Adjusted net debt [3]	43,330	43,134
Divided by: trailing 12-month adjusted EBITDA	9,617	8,581

Debt leverage ratio	4.5	5.0

Divided by: pro forma trailing 12-month adjusted EBITDA [3]	n/a	9,095

Pro forma debt leverage ratio	n/a	4.7
1    For the purposes of calculating adjusted net debt and debt leverage ratio, we believe adjusting 50% of the value of our subordinated notes is appropriate as this methodology factors in certain circumstances with respect to priority for payment and this approach is commonly used to evaluate debt leverage by rating agencies.
2    For the purposes of calculating adjusted net debt and debt leverage ratio, we have added the deferred government grant liability relating to our Canada Infrastructure Bank facility to reflect the inclusion of the cash drawings.
3    Adjusted net debt is a capital management measure. Pro forma trailing 12-month adjusted EBITDA is a non-GAAP financial measure and is a component of pro forma debt leverage ratio. These are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies. See "Non-GAAP and Other Financial Measures" for more information about these measures.

In order to meet our stated objective of returning our debt leverage ratio to approximately 3.5 within 36 months of closing the Shaw Transaction, we intend to manage our debt leverage ratio through combined operational synergies, organic growth in adjusted EBITDA, proceeds from asset sales and monetizations, equity financing, and debt repayment, as applicable.

Credit ratings
Below is a summary of the credit ratings on RCI's outstanding senior and subordinated notes and debentures (long-term) and US CP (short-term) as at December 31, 2024.

Issuance	S&P Global Ratings Services	Moody's	Fitch	DBRS Morningstar
Corporate credit issuer default rating	BBB- (stable)	Baa3 (stable)	BBB- (stable)	BBB (low) (stable)
Senior unsecured debt	BBB- (stable)	Baa3 (stable)	BBB- (stable)	BBB (low) (stable)
Subordinated debt	BB (stable)	Ba2 (stable)	BB (stable)	N/A [1]
US commercial paper	A-3	P-3	N/A [1]	N/A [1]
1    We have not sought a rating from Fitch or DBRS Morningstar for our short-term obligations or from DBRS Morningstar for our subordinated debt.

Rogers Communications Inc.	23	Fourth Quarter 2024

Outstanding common shares

	As at December 31	As at December 31
	2024	2023

Common shares outstanding [1]
Class A Voting Shares	111,152,011	111,152,011
Class B Non-Voting Shares	424,949,191	418,868,891

Total common shares	536,101,202	530,020,902

Options to purchase Class B Non-Voting Shares
Outstanding options	9,707,847	10,593,645
Outstanding options exercisable	6,135,190	4,749,678
1    Holders of Class B Non-Voting Shares are entitled to receive notice of and to attend shareholder meetings; however, they are not entitled to vote at these meetings except as required by law or stipulated by stock exchanges. If an offer is made to purchase outstanding Class A Shares, there is no requirement under applicable law or our constating documents that an offer be made for the outstanding Class B Non-Voting Shares, and there is no other protection available to shareholders under our constating documents. If an offer is made to purchase both classes of shares, the offer for the Class A Shares may be made on different terms than the offer to the holders of Class B Non-Voting Shares.

We issue Class B Non-Voting Shares as partial settlement of our quarterly dividends under the terms of our dividend reinvestment plan (see "Managing our Liquidity and Financial Resources" for more information).

Rogers Communications Inc.	24	Fourth Quarter 2024

Financial Risk Management

This section should be read in conjunction with "Financial Risk Management" in our 2023 Annual MD&A. We use derivative instruments to manage financial risks related to our business activities. We only use derivatives to manage risk and not for speculative purposes. We also manage our exposure to both fixed and fluctuating interest rates and had fixed the interest rate on 90.8% of our outstanding debt, including short-term borrowings, as at December 31, 2024 (December 31, 2023 - 85.6%).

Debt derivatives
We use cross-currency interest rate exchange agreements, forward cross-currency interest rate exchange agreements, and foreign currency forward contracts (collectively, debt derivatives) to manage risks from fluctuations in foreign exchange rates and interest rates associated with our US dollar-denominated senior notes, debentures, subordinated notes, lease liabilities, credit facility borrowings, and US CP borrowings. We typically designate the debt derivatives related to our senior notes, debentures, subordinated notes, and lease liabilities as hedges for accounting purposes against the foreign exchange risk or interest rate risk associated with specific issued and forecast debt instruments. Debt derivatives related to our credit facility and US CP borrowings have not been designated as hedges for accounting purposes.

Credit facilities and US CP
Below is a summary of the debt derivatives we entered into and settled related to our credit facility borrowings and US CP program during the three and twelve months ended December 31, 2024 and 2023.

		Three months ended December 31, 2024			Twelve months ended December 31, 2024
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives entered	3,204	1.406	4,504	14,943	1.366	20,407
Debt derivatives settled	3,258	1.407	4,583	17,136	1.364	23,368
Net cash received on settlement			95			87

US commercial paper program
Debt derivatives entered	607	1.415	859	2,008	1.374	2,758
Debt derivatives settled	293	1.427	418	1,807	1.371	2,478
Net cash received on settlement			8			13

		Three months ended December 31, 2023			Twelve months ended December 31, 2023
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives entered	10,177	1.365	13,891	38,205	1.348	51,517
Debt derivatives settled	11,171	1.363	15,226	34,964	1.348	47,126
Net cash paid on settlement			(27)			(10)

US commercial paper program
Debt derivatives entered	307	1.365	419	1,803	1.357	2,447
Debt derivatives settled	194	1.361	264	1,848	1.345	2,486
Net cash paid on settlement			(1)			(20)

As at December 31, 2024, we had US$1,048 million and US$314 million notional amount of debt derivatives outstanding relating to our credit facility borrowings and US CP program (December 31, 2023 - US$3,241 million and US$113 million), at average rates of $1.439/US$ and $1.423/US$ (December 31, 2023 - $1.352/US$ and $1.369/US$), respectively.

Rogers Communications Inc.	25	Fourth Quarter 2024

Senior notes
Below is a summary of the debt derivatives we entered into related to senior notes during the three and twelve months ended December 31, 2024. We did not enter into any debt derivatives related to senior notes issued during 2023.

(In millions of dollars, except interest rates)
		US$		Hedging effect
Effective date	Principal/Notional amount (US$)	Maturity date	Coupon rate	Fixed hedged (Cdn$) interest rate [1]	Equivalent (Cdn$)

2024 issuances
February 9, 2024	1,250	2029	5.000%	4.735%	1,684
February 9, 2024	1,250	2034	5.300%	5.107%	1,683
1    Converting from a fixed US$ coupon rate to a weighted average Cdn$ fixed rate.

As at December 31, 2024, we had US$17,250 million (December 31, 2023 - US$14,750 million) in US dollar-denominated senior notes, debentures, and subordinated notes, of which all of the associated foreign exchange risk had been hedged using debt derivatives, at an average rate of $1.272/US$ (December 31, 2023 - $1.259/US$).

Lease liabilities
Below is a summary of the debt derivatives we entered into and settled related to our outstanding lease liabilities for the three and twelve months ended December 31, 2024 and 2023.

	Three months ended December 31, 2024			Twelve months ended December 31, 2024
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Debt derivatives entered	43	1.442	62	271	1.369	371
Debt derivatives settled	59	1.305	77	214	1.322	283

	Three months ended December 31, 2023			Twelve months ended December 31, 2023
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Debt derivatives entered	93	1.312	122	274	1.336	366
Debt derivatives settled	42	1.310	55	142	1.310	186

As at December 31, 2024, we had US$416 million notional amount of debt derivatives outstanding relating to our outstanding lease liabilities (December 31, 2023 - US$357 million) with terms to maturity ranging from January 2025 to December 2027 (December 31, 2023 - January 2024 to December 2026) at an average rate of $1.349/US$ (December 31, 2023 - $1.329/US$).

See "Mark-to-market value" for more information about our debt derivatives.

Rogers Communications Inc.	26	Fourth Quarter 2024

Expenditure derivatives
We use foreign currency forward contracts (expenditure derivatives) to manage the foreign exchange risk in our operations, designating them as hedges for accounting purposes for certain of our forecast operational and capital expenditures.

Below is a summary of the expenditure derivatives we entered into and settled during the three and twelve months ended December 31, 2024 and 2023.

	Three months ended December 31, 2024			Twelve months ended December 31, 2024
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	30	1.300	39	1,140	1.340	1,528
Expenditure derivatives settled	285	1.326	378	1,200	1.325	1,590

	Three months ended December 31, 2023			Twelve months ended December 31, 2023
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	420	1.326	557	1,650	1.325	2,187
Expenditure derivatives acquired	—	—	—	212	1.330	282
Expenditure derivatives settled	273	1.267	346	1,172	1.262	1,479

As at December 31, 2024, we had US$1,590 million notional amount of expenditure derivatives outstanding (December 31, 2023 - US$1,650 million) with terms to maturity ranging from January 2025 to December 2026 (December 31, 2023 - January 2024 to December 2025) at an average rate of $1.336/US$ (December 31, 2023 - $1.325/US$).

See "Mark-to-market value" for more information about our expenditure derivatives.

Equity derivatives
We use total return swaps (equity derivatives) to hedge the market price appreciation risk of the Class B Non-Voting Shares granted under our stock-based compensation programs. The equity derivatives have not been designated as hedges for accounting purposes.

As at December 31, 2024, we had equity derivatives outstanding for 6.0 million (December 31, 2023 - 6.0 million) Class B Non-Voting Shares with a weighted average price of $53.27 (December 31, 2023 - $54.02).

In 2024, we executed extension agreements for our equity derivative contracts under substantially the same commitment terms and conditions with revised expiry dates to April 2025 (from April 2024) and the weighted average cost was adjusted to $53.27 per share.

See "Mark-to-market value" for more information about our equity derivatives.

Cash settlements on debt derivatives and forward contracts
Below is a summary of the net proceeds on settlement of debt derivatives and forward contracts during the three and twelve months ended December 31, 2024 and 2023.

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars, except exchange rates)	2024	2023	2024	2023

Credit facilities	95	(27)	87	(10)
US commercial paper program	8	(1)	13	(20)
Senior and subordinated notes	—	288	—	522
Lease liabilities	7	—	7	—

Net proceeds on settlement of debt derivatives and forward contracts	110	260	107	492

Rogers Communications Inc.	27	Fourth Quarter 2024

Mark-to-market value
We record our derivatives using an estimated credit-adjusted, mark-to-market valuation, calculated in accordance with IFRS.

	As at December 31, 2024
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	11,116	1.2510	13,906	1,194
As liabilities	6,550	1.3127	8,598	(842)
Debt derivatives not accounted for as hedges:
As assets	666	1.4282	951	7
As liabilities	696	1.4421	1,004	(2)
Net mark-to-market debt derivative asset				357
Expenditure derivatives accounted for as cash flow hedges:
As assets	1,590	1.3362	2,125	132
Net mark-to-market expenditure derivative asset				132
Equity derivatives not accounted for as hedges:
As liabilities	—	—	320	(54)
Net mark-to-market equity derivative liability				(54)

Net mark-to-market asset				435

	As at December 31, 2023
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	4,557	1.1583	5,278	599
As liabilities	10,550	1.3055	13,773	(1,069)
Short-term debt derivatives not accounted for as hedges:
As liabilities	3,354	1.3526	4,537	(101)
Net mark-to-market debt derivative liability				(571)
Expenditure derivatives accounted for as cash flow hedges:
As assets	600	1.3147	789	4
As liabilities	1,050	1.3315	1,398	(19)
Net mark-to-market expenditure derivative liability				(15)
Equity derivatives not accounted for as hedges:
As assets	—	—	324	48
Net mark-to-market equity derivative asset				48

Net mark-to-market liability				(538)

Rogers Communications Inc.	28	Fourth Quarter 2024

Key Performance Indicators

We measure the success of our strategy using a number of key performance indicators that are defined and discussed in our 2023 Annual MD&A and this earnings release. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy and against the results of our peers and competitors. The following key performance indicators, some of which are supplementary financial measures (see "Non-GAAP and Other Financial Measures"), are not measurements in accordance with IFRS. They include:
•subscriber counts;
•Wireless;
•Cable; and
•homes passed (Cable);
•Wireless subscriber churn (churn);
•Wireless mobile phone average revenue per user
(ARPU);
•Cable average revenue per account (ARPA);
•Cable customer relationships;
•Cable market penetration (penetration);
•capital intensity; and
•total service revenue.

Non-GAAP and Other Financial Measures

We use the following "non-GAAP financial measures" and other "specified financial measures" (each within the meaning of applicable Canadian securities law). These are reviewed regularly by management and the Board in assessing our performance and making decisions regarding the ongoing operations of our business and its ability to generate cash flows. Some or all of these measures may also be used by investors, lending institutions, and credit rating agencies as indicators of our operating performance, of our ability to incur and service debt, and as measurements to value companies in the telecommunications sector. These are not standardized measures under IFRS, so may not be reliable ways to compare us to other companies.

Non-GAAP financial measures
Specified financial measure	How it is useful		How we calculate it	Most directly comparable IFRS financial measure
Adjusted net income	●	To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply that they are non-recurring.
Net (loss) income add (deduct) restructuring, acquisition and other; loss (recovery) on sale or wind down of investments; loss (gain) on disposition of property, plant and equipment; (gain) on acquisitions; loss on non-controlling interest purchase obligations; loss on repayment of long-term debt; loss on bond forward derivatives; depreciation and amortization on fair value increment of Shaw Transaction-related assets; and income tax adjustments on these items, including adjustments as a result of legislative or other tax rate changes.
Net (loss) income
Pro forma trailing 12-month adjusted EBITDA	●	To illustrate the results of a combined Rogers and Shaw as if the Shaw Transaction had closed at the beginning of the applicable trailing 12-month period.	Trailing 12-month adjusted EBITDA add Acquired Shaw business adjusted EBITDA - January 2023 to March 2023	Trailing 12-month adjusted EBITDA

Non-GAAP ratios
Specified financial measure	How it is useful	How we calculate it
Adjusted basic earnings per share Adjusted diluted earnings per share	●	To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply that they are non-recurring.	Adjusted net income
divided by
basic weighted average shares outstanding.

Adjusted net income including the dilutive effect of stock-based compensation divided by
diluted weighted average shares outstanding.
Pro forma debt leverage ratio	●
We believe this helps investors and analysts analyze our ability to service our debt obligations, with the results of a combined Rogers and Shaw as if the Shaw Transaction had closed at the beginning of the applicable trailing 12-month period.
Adjusted net debt divided by pro forma trailing 12-month adjusted EBITDA

Rogers Communications Inc.	29	Fourth Quarter 2024

Total of segments measures
Specified financial measure	Most directly comparable IFRS financial measure
Adjusted EBITDA	Net income

Capital management measures
Specified financial measure	How it is useful
Free cash flow	●	To show how much cash we generate that is available to repay debt and reinvest in our company, which is an important indicator of our financial strength and performance.
	●	We believe that some investors and analysts use free cash flow to value a business and its underlying assets.
Adjusted net debt	●	We believe this helps investors and analysts analyze our debt and cash balances while taking into account the economic impact of debt derivatives on our US dollar-denominated debt.
Debt leverage ratio	●	We believe this helps investors and analysts analyze our ability to service our debt obligations.
Available liquidity	●	To help determine if we are able to meet all of our commitments, to execute our business plan, and to mitigate the risk of economic downturns.

Supplementary financial measures
Specified financial measure	How we calculate it
Adjusted EBITDA margin	Adjusted EBITDA divided by revenue.
Wireless mobile phone average revenue per user (ARPU)	Wireless service revenue divided by average total number of Wireless mobile phone subscribers for the relevant period.
Cable average revenue per account (ARPA)	Cable service revenue divided by average total number of customer relationships for the relevant period.
Capital intensity	Capital expenditures divided by revenue.

Reconciliation of adjusted EBITDA

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars)	2024	2023	2024	2023

Net income	558	328	1,734	849
Add:
Income tax expense	158	194	572	517
Finance costs	571	568	2,295	2,047
Depreciation and amortization	1,174	1,172	4,616	4,121
EBITDA	2,461	2,262	9,217	7,534
Add (deduct):
Other (income) expense	(11)	(19)	(6)	362
Restructuring, acquisition and other	83	86	406	685

Adjusted EBITDA	2,533	2,329	9,617	8,581

Reconciliation of pro forma trailing 12-month adjusted EBITDA

As at December 31
(In millions of dollars)	2023

Trailing 12-month adjusted EBITDA - 12 months ended December 31, 2023	8,581
Add (deduct):
Acquired Shaw business adjusted EBITDA - January 2023 to March 2023	514

Pro forma trailing 12-month adjusted EBITDA	9,095

Rogers Communications Inc.	30	Fourth Quarter 2024

Reconciliation of adjusted net income

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars)	2024	2023	2024	2023

Net income	558	328	1,734	849
Add (deduct):
Restructuring, acquisition and other	83	86	406	685
Depreciation and amortization on fair value increment of Shaw Transaction-related assets	228	249	917	764
Loss on non-controlling interest purchase obligation	—	—	—	422
Income tax impact of above items	(75)	(85)	(338)	(366)
Income tax adjustment, tax rate change	—	52	—	52

Adjusted net income	794	630	2,719	2,406

Reconciliation of free cash flow

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars)	2024	2023	2024	2023

Cash provided by operating activities	1,135	1,379	5,680	5,221
Add (deduct):
Capital expenditures	(1,007)	(946)	(4,041)	(3,934)
Interest on borrowings, net and capitalized interest	(491)	(521)	(1,986)	(1,794)
Interest paid, net	465	456	2,087	1,780
Restructuring, acquisition and other	83	86	406	685
Program rights amortization	(11)	(12)	(63)	(70)
Change in net operating assets and liabilities	667	369	876	627
Other adjustments [1]	37	12	86	(101)

Free cash flow	878	823	3,045	2,414
1    Consists of post-employment benefit contributions, net of expense, cash flows relating to other operating activities, and other investment income from our financial statements.

Rogers Communications Inc.	31	Fourth Quarter 2024

Other Information

Consolidated financial results - quarterly summary
Below is a summary of our consolidated results for the past eight quarters.

	2024				2023
(In millions of dollars, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue
Wireless	2,981	2,620	2,466	2,528	2,868	2,584	2,424	2,346
Cable	1,983	1,970	1,964	1,959	1,982	1,993	2,013	1,017
Media	616	653	736	479	558	586	686	505
Corporate items and intercompany eliminations	(99)	(114)	(73)	(65)	(73)	(71)	(77)	(33)
Total revenue	5,481	5,129	5,093	4,901	5,335	5,092	5,046	3,835
Total service revenue [1]	4,543	4,567	4,599	4,357	4,470	4,527	4,534	3,314

Adjusted EBITDA
Wireless	1,367	1,365	1,296	1,284	1,291	1,294	1,222	1,179
Cable	1,169	1,133	1,116	1,100	1,111	1,080	1,026	557
Media	53	134	—	(103)	4	107	4	(38)
Corporate items and intercompany eliminations	(56)	(87)	(87)	(67)	(77)	(70)	(62)	(47)
Adjusted EBITDA	2,533	2,545	2,325	2,214	2,329	2,411	2,190	1,651
Deduct (add):
Depreciation and amortization	1,174	1,157	1,136	1,149	1,172	1,160	1,158	631
Restructuring, acquisition and other	83	91	90	142	86	213	331	55
Finance costs	571	568	576	580	568	600	583	296
Other (income) expense	(11)	2	(5)	8	(19)	426	(18)	(27)
Net income before income tax expense	716	727	528	335	522	12	136	696
Income tax expense	158	201	134	79	194	111	27	185
Net income (loss)	558	526	394	256	328	(99)	109	511

Earnings (loss) per share:
Basic	$1.04	$0.99	$0.74	$0.48	$0.62	($0.19)	$0.21	$1.01
Diluted	$1.02	$0.98	$0.73	$0.46	$0.62	($0.20)	$0.20	$1.00

Net income (loss)	558	526	394	256	328	(99)	109	511
Add (deduct):
Restructuring, acquisition and other	83	91	90	142	86	213	331	55
Depreciation and amortization on fair value increment of Shaw Transaction-related assets	228	227	220	242	249	263	252	—
Loss on non-controlling interest purchase obligation	—	—	—	—	—	422	—	—
Income tax impact of above items	(75)	(82)	(81)	(100)	(85)	(120)	(148)	(13)
Income tax adjustment, tax rate change	—	—	—	—	52	—	—	—
Adjusted net income	794	762	623	540	630	679	544	553

Adjusted earnings per share:
Basic	$1.48	$1.43	$1.17	$1.02	$1.19	$1.28	$1.03	$1.10
Diluted	$1.46	$1.42	$1.16	$0.99	$1.19	$1.27	$1.02	$1.09

Capital expenditures	1,007	977	999	1,058	946	1,017	1,079	892
Cash provided by operating activities	1,135	1,893	1,472	1,180	1,379	1,754	1,635	453
Free cash flow	878	915	666	586	823	745	476	370
1    As defined. See "Key Performance Indicators".

Rogers Communications Inc.	32	Fourth Quarter 2024

Supplementary Information

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Income
(In millions of dollars, except for per share amounts, unaudited)

	Three months ended December 31		Twelve months ended December 31
	2024	2023	2024	2023

Revenue	5,481	5,335	20,604	19,308

Operating expenses:
Operating costs	2,948	3,006	10,987	10,727
Depreciation and amortization	1,174	1,172	4,616	4,121
Restructuring, acquisition and other	83	86	406	685
Finance costs	571	568	2,295	2,047
Other (income) expense	(11)	(19)	(6)	362

Income before income tax expense	716	522	2,306	1,366
Income tax expense	158	194	572	517

Net income for the period	558	328	1,734	849

Earnings per share:
Basic	$1.04	$0.62	$3.25	$1.62
Diluted	$1.02	$0.62	$3.20	$1.62

Rogers Communications Inc.	33	Fourth Quarter 2024

Rogers Communications Inc.
Condensed Consolidated Statements of Financial Position
(In millions of dollars, unaudited)

	As at December 31	As at December 31
	2024	2023

Assets
Current assets:
Cash and cash equivalents	898	800
Accounts receivable	5,478	4,996
Inventories	641	456
Current portion of contract assets	171	163
Other current assets	849	1,202
Current portion of derivative instruments	336	80
Assets held for sale	—	137
Total current assets	8,373	7,834

Property, plant and equipment	25,072	24,332
Intangible assets	17,858	17,896
Investments	615	598
Derivative instruments	997	571
Financing receivables	1,189	1,101
Other long-term assets	1,027	670
Goodwill	16,280	16,280

Total assets	71,411	69,282

Liabilities and shareholders' equity
Current liabilities:
Short-term borrowings	2,959	1,750
Accounts payable and accrued liabilities	4,059	4,221
Income tax payable	26	—
Other current liabilities	482	434
Contract liabilities	800	773
Current portion of long-term debt	3,696	1,100
Current portion of lease liabilities	587	504
Total current liabilities	12,609	8,782

Provisions	61	54
Long-term debt	38,200	39,755
Lease liabilities	2,191	2,089
Other long-term liabilities	1,666	1,783
Deferred tax liabilities	6,281	6,379
Total liabilities	61,008	58,842

Shareholders' equity	10,403	10,440

Total liabilities and shareholders' equity	71,411	69,282

Rogers Communications Inc.	34	Fourth Quarter 2024

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Cash Flows
(In millions of dollars, unaudited)

	Three months ended December 31		Twelve months ended December 31
	2024	2023	2024	2023
Operating activities:
Net income for the period	558	328	1,734	849
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	1,174	1,172	4,616	4,121
Program rights amortization	11	12	63	70
Finance costs	571	568	2,295	2,047
Income tax expense	158	194	572	517
Post-employment benefits contributions, net of expense	28	21	82	46
(Income) losses from associates and joint ventures	(9)	—	(8)	412
Other	(67)	(52)	(166)	5
Cash provided by operating activities before changes in net operating assets and liabilities, income taxes paid, and interest paid	2,424	2,243	9,188	8,067
Change in net operating assets and liabilities	(667)	(369)	(876)	(627)
Income taxes paid	(157)	(39)	(545)	(439)
Interest paid, net	(465)	(456)	(2,087)	(1,780)

Cash provided by operating activities	1,135	1,379	5,680	5,221

Investing activities:
Capital expenditures	(1,007)	(946)	(4,041)	(3,934)
Additions to program rights	(16)	(17)	(72)	(74)
Changes in non-cash working capital related to capital expenditures and intangible assets	167	(68)	136	(2)
Acquisitions and other strategic transactions, net of cash acquired	—	786	(475)	(16,215)
Other	(14)	21	(3)	25

Cash used in investing activities	(870)	(224)	(4,455)	(20,200)

Financing activities:
Net proceeds received from (repayments of) short-term borrowings	19	(96)	1,138	(1,439)
Net issuance (repayment) of long-term debt	5	(2,749)	(1,103)	5,040
Net proceeds on settlement of debt derivatives and forward contracts	110	260	107	492
Transaction costs incurred	(1)	—	(47)	(284)
Principal payments of lease liabilities	(120)	(106)	(478)	(370)
Dividends paid	(181)	(191)	(739)	(960)
Other	(1)	—	(5)	—

Cash (used in) provided by financing activities	(169)	(2,882)	(1,127)	2,479

Change in cash and cash equivalents and restricted cash and cash equivalents	96	(1,727)	98	(12,500)
Cash and cash equivalents and restricted cash and cash equivalents, beginning of period	802	2,527	800	13,300

Cash and cash equivalents, end of period	898	800	898	800

Change in net operating assets and liabilities

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars)	2024	2023	2024	2023

Accounts receivable, excluding financing receivables	(388)	(182)	(396)	(362)
Financing receivables	(413)	(433)	(318)	(367)
Contract assets	11	(19)	7	(44)
Inventories	(169)	6	(185)	(4)
Other current assets	34	35	146	1
Accounts payable and accrued liabilities	82	77	(209)	11
Contract and other liabilities	176	147	79	138

Total change in net operating assets and liabilities	(667)	(369)	(876)	(627)

Rogers Communications Inc.	35	Fourth Quarter 2024

Long-term debt

					As at December 31
(In millions of dollars, except interest rates)	Due date		Principal amount	Interest rate	2024	2023
Term loan facility				Floating	1,001	4,286
Canada Infrastructure Bank credit facility	2052			1.000%	64	—
Senior notes	2024		600	4.000%	—	600
Senior notes [1]	2024		500	4.350%	—	500
Senior notes	2025	US	1,000	2.950%	1,439	1,323
Senior notes	2025		1,250	3.100%	1,250	1,250
Senior notes	2025	US	700	3.625%	1,007	926
Senior notes	2026		500	5.650%	500	500
Senior notes	2026	US	500	2.900%	719	661
Senior notes	2027		1,500	3.650%	1,500	1,500
Senior notes [1]	2027		300	3.800%	300	300
Senior notes	2027	US	1,300	3.200%	1,870	1,719
Senior notes	2028		1,000	5.700%	1,000	1,000
Senior notes [1]	2028		500	4.400%	500	500
Senior notes [1]	2029		500	3.300%	500	500
Senior notes	2029		1,000	3.750%	1,000	1,000
Senior notes	2029		1,000	3.250%	1,000	1,000
Senior notes	2029	US	1,250	5.000%	1,799	—
Senior notes	2030		500	5.800%	500	500
Senior notes [1]	2030		500	2.900%	500	500
Senior notes	2032	US	2,000	3.800%	2,878	2,645
Senior notes	2032		1,000	4.250%	1,000	1,000
Senior debentures [2]	2032	US	200	8.750%	288	265
Senior notes	2033		1,000	5.900%	1,000	1,000
Senior notes	2034	US	1,250	5.300%	1,799	—
Senior notes	2038	US	350	7.500%	504	463
Senior notes	2039		500	6.680%	500	500
Senior notes [1]	2039		1,450	6.750%	1,450	1,450
Senior notes	2040		800	6.110%	800	800
Senior notes	2041		400	6.560%	400	400
Senior notes	2042	US	750	4.500%	1,079	992
Senior notes	2043	US	500	4.500%	719	661
Senior notes	2043	US	650	5.450%	935	860
Senior notes	2044	US	1,050	5.000%	1,511	1,389
Senior notes	2048	US	750	4.300%	1,079	992
Senior notes [1]	2049		300	4.250%	300	300
Senior notes	2049	US	1,250	4.350%	1,799	1,653
Senior notes	2049	US	1,000	3.700%	1,439	1,323
Senior notes	2052	US	2,000	4.550%	2,878	2,645
Senior notes	2052		1,000	5.250%	1,000	1,000
Subordinated notes [3]	2081		2,000	5.000%	2,000	2,000
Subordinated notes [3]	2082	US	750	5.250%	1,079	992
					42,886	41,895
Deferred transaction costs and discounts					(951)	(1,040)
Deferred government grant liability					(39)	—
Less current portion					(3,696)	(1,100)

Total long-term debt					38,200	39,755
1 Senior notes originally issued by Shaw Communications Inc. which are unsecured obligations of RCI and for which RCCI was an unsecured guarantor as at December 31, 2024 and 2023.
2    Senior debentures originally issued by Rogers Cable Inc. which are unsecured obligations of RCI and for which RCCI was an unsecured guarantor as at December 31, 2024 and 2023.
3    The subordinated notes can be redeemed at par on the five-year anniversary from issuance dates of December 2021 and February 2022 or on any subsequent interest payment date.

Rogers Communications Inc.	36	Fourth Quarter 2024

About Forward-Looking Information

This earnings release includes "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws (collectively, "forward-looking information"), and assumptions about, among other things, our business, operations, and financial performance and condition approved by our management on the date of this earnings release. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates, or intentions.

Forward-looking information:
•typically includes words like could, expect, may, anticipate, assume, believe, intend, estimate, plan, project, guidance, outlook, target, and similar expressions;
•includes conclusions, forecasts, and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions, and other factors that we believe to have been reasonable at the time they were applied but may prove to be incorrect; and
•was approved by our management on the date of this earnings release.

Our forward-looking information includes forecasts and projections related to the following items, among others:
•revenue;
•total service revenue;
•adjusted EBITDA;
•capital expenditures;
•cash income tax payments;
•free cash flow;
•dividend payments;
•the growth of new products and services;
•expected growth in subscribers and the services to which they subscribe;
•the cost of acquiring and retaining subscribers and deployment of new services;
•continued cost reductions and efficiency improvements;
•the proposed $7 billion structured equity investment, including its expected terms and the use of proceeds therefrom;
•our debt leverage ratio and how we intend to manage that ratio;
•the completion and financing of the MLSE Transaction; and
•all other statements that are not historical facts.

Specific forward-looking information included in this document includes, but is not limited to, information and statements under "2025 Outlook" relating to our 2025 consolidated guidance on total service revenue, adjusted EBITDA, capital expenditures, and free cash flow. All other statements that are not historical facts are forward-looking statements.

Our conclusions, forecasts, and projections are based on a number of estimates, expectations, assumptions, and other factors, including, among others:
•general economic and industry conditions, including the effects of inflation;
•currency exchange rates and interest rates;
•product pricing levels and competitive intensity;
•subscriber growth;
•pricing, usage, and churn rates;
•changes in government regulation;
•technology and network deployment;
•availability of devices;
•timing of new product launches;
•content and equipment costs;
•the integration of acquisitions; and
•industry structure and stability.

Except as otherwise indicated, this earnings release and our forward-looking information do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations, or other transactions that may be considered or announced or may occur after the date on which the statement containing the forward-looking information is made.

Risks and uncertainties
Actual events and results can be substantially different from what is expressed or implied by forward-looking information as a result of risks, uncertainties, and other factors, many of which are beyond our control, including, but not limited to:
•regulatory changes;
•technological changes;
•economic, geopolitical, and other conditions affecting commercial activity;
•unanticipated changes in content or equipment costs;
•changing conditions in the entertainment, information, and communications industries;
•sports-related work stoppages or cancellations and labour disputes;
•the integration of acquisitions;
•litigation and tax matters;

Rogers Communications Inc.	37	Fourth Quarter 2024

•the level of competitive intensity;
•the emergence of new opportunities;
•external threats, such as epidemics, pandemics, and other public health crises, natural disasters, the effects of climate change, or cyberattacks, among others;
•anticipated asset sales may not be achieved within the expected timeframes or at all for proceeds in the amount or type expected;
•new interpretations and new accounting standards from accounting standards bodies;
•the MLSE Transaction, and any financing for it from private investors, may not be completed on the anticipated terms or at all;
•we may not reach definitive agreements for, or may not complete, the proposed $7 billion structured equity investment on the anticipated terms or at all;
•if completed, we may use proceeds from the structured equity investment for different purposes due to alternative opportunities or requirements, general economic and market conditions, or other internal or external considerations; and
•the other risks outlined in "Risks and Uncertainties Affecting our Business" in our 2023 Annual MD&A and "Updates to Risks and Uncertainties" in our Third Quarter 2024 MD&A.

These risks, uncertainties, and other factors can also affect our objectives, strategies, plans, and intentions. Should one or more of these risks, uncertainties, or other factors materialize, our objectives, strategies, plans, or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary materially from what we currently foresee.

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events, or otherwise, except as required by law. All of the forward-looking information in this earnings release is qualified by the cautionary statements herein.

Key assumptions underlying our full-year 2025 guidance
Our 2025 guidance ranges presented in "2025 Outlook" are based on many assumptions including, but not limited to, the following material assumptions for the full-year 2025:
•continued competitive intensity in all segments in which we operate consistent with levels experienced in 2024;
•no significant additional legal or regulatory developments, other shifts in economic conditions, or macro changes in the competitive environment affecting our business activities;
•overall wireless market penetration in Canada continues to grow in 2025;
•continued subscriber growth in retail Internet;
•declining Television and Satellite subscribers, including the impact of customers migrating to Rogers Xfinity TV from our legacy Television product, as subscription streaming services and other over-the-top providers continue to grow in popularity;
•in Media, continued growth in sports and similar trends in 2025 as in 2024 in other traditional media businesses;
•no significant sports-related work stoppages or cancellations will occur;
•with respect to capital expenditures:
•similar levels of capital investment associated with (i) expanding our 5G wireless network and (ii) upgrading our hybrid fibre-coaxial network to lower the number of homes passed per node, utilize the latest technologies, and deliver an even more reliable customer experience; and
•we continue to make expenditures related to our Home roadmap in 2025 and we make progress on our service footprint expansion projects;
•a substantial portion of our 2025 US dollar-denominated expenditures is hedged at an average exchange rate of $1.34/US$;
•key interest rates remain relatively stable throughout 2025; and
•we retain our investment-grade credit ratings.

Before making an investment decision
Before making any investment decisions and for a detailed discussion of the risks, uncertainties, and environment associated with our business, its operations, and its financial performance and condition, fully review the "Regulatory Developments" and "Updates to Risks and Uncertainties" sections in our Third Quarter 2024 MD&A and fully review the sections in our 2023 Annual MD&A entitled "Regulation in Our Industry" and "Risk Management", as well as our various other filings with Canadian and US securities regulators, which can be found at sedarplus.ca and sec.gov, respectively. Information on or connected to sedarplus.ca, sec.gov, our website, or any other website referenced in this document is not part of or incorporated into this earnings release.

# # #

Rogers Communications Inc.	38	Fourth Quarter 2024